SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 333-30528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Sigma-Aldrich Corporation 401(k) Retirement Savings Plan
Trustee	–	Fidelity Management Trust Company
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	Sigma-Aldrich Corporation
Plan Administrator	–	Sigma-Aldrich Corporation
IRC	–	Internal Revenue Code

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of

Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri

June 25, 2008

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments	$287,303,993	$247,873,570
Loans to participants	5,610,415	5,384,231

Total assets	292,914,408	253,257,801
Liabilities:
Other liabilities	(289,812)
Excess contributions payable to participants	(78,163)	(94,563)

Total liabilities	(367,975)	(94,563)

Net assets available for benefits	$292,546,433	$253,163,238

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Contributions:
Employee contributions	$17,014,164	$15,063,705
Employer contributions	8,326,792	7,651,139
Rollovers	3,679,323	1,991,787

Total contributions	29,020,279	24,706,631

Dividends	18,815,967	17,040,932
Interest	1,476,088	1,232,930
Net appreciation in fair value of investments	6,549,469	6,130,064

Total gain from investments	26,841,524	24,403,926

Total additions	55,861,803	49,110,557

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	(16,447,978)	(14,907,564)
Administrative expenses	(30,630)	(31,057)

Total deductions	(16,478,608)	(14,938,621)

Increase in net assets available for benefits	39,383,195	34,171,936
Net assets available for benefits, beginning of year	253,163,238	218,991,302

Net assets available for benefits, end of year	$292,546,433	$253,163,238

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(c)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings, not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $100,000) may contribute 1% – 15% of their eligible earnings, not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter.

Employees hired after August 1, 2004 shall be deemed to have elected to make a salary deferral of 6% of compensation effective on the date which the employee is first eligible to participate in the Plan, unless the employee files a written election before this date.

(d)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Principal and interest payments are made by participants through payroll deductions.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Payment of Benefits

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required to meet the immediate need created by the hardship and must not be reasonably available from other means.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments are recorded at fair market values, as determined by the Trustee, using available current market information.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by the Trustee in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

(d)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(e)	Forfeitures

Forfeitures of $504,296 and $321,886 in 2007 and 2006, respectively, were used to reduce Company contributions.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan for the investment management services amounted to $30,630 and $31,057 for the years ended December 31, 2007 and 2006 respectively.

(4)	Tax Status

The Internal Revenue Service issued a favorable determination letter dated July 30, 2004 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(6)	Investments

The following table presents the fair value of investments which represent greater than 5% of the Plan’s net assets:

	December 31
	2007	2006
Fidelity Growth and Income Fund	$38,654,671	45,844,132
Fidelity Blue Chip Growth Fund	< 5%	31,156,623
Fidelity Retirement Money Market Fund	20,797,790	19,214,917
Fidelity Balanced Fund	31,121,370	27,339,064
Fidelity Intermediate Bond Fund	< 5%	11,930,703
Fidelity Diversified International Fund	29,219,228	22,525,203
Sigma-Aldrich Company Stock Fund	23,143,286	13,432,947
Fidelity Contrafund	47,599,408	< 5%

During 2007 and 2006, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,549,469 and $6,130,064, respectively, as follows:

	2007	2006
Mutual funds	$402,818	3,906,114
Sigma-Aldrich Company Stock Fund	6,146,651	2,223,950

	$6,549,469	6,130,064

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

As of December 31, 2007 and 2006, investments include 400,782 shares and 163,357 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $21,882,697 and $12,696,106 respectively.

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Market value
Mutual funds:
*Fidelity Retirement Money Market Fund	$20,797,790
*Fidelity Intermediate Bond Fund	13,332,481
*Fidelity Balanced Fund	31,121,370
*Fidelity Growth and Income Fund	38,654,671
*Fidelity Low Price Stock Fund	6,459,937
*Fidelity Diversified International Fund	29,219,228
*Fidelity Freedom Income Fund	989,780
*Fidelity Freedom 2000 Fund	685,479
*Fidelity Freedom 2005 Fund	302,397
*Fidelity Freedom 2010 Fund	3,570,149
*Fidelity Freedom 2015 Fund	4,338,225
*Fidelity Freedom 2020 Fund	7,858,696
*Fidelity Freedom 2025 Fund	3,394,745
*Fidelity Freedom 2030 Fund	10,874,406
*Fidelity Freedom 2035 Fund	4,231,114
*Fidelity Freedom 2040 Fund	4,636,076
Spartan U.S. Equity Index Fund	5,906,567
*Fidelity Sm-Cap Stock Fund	6,128,357
*Fidelity Mid-Cap Stock Fund	14,337,564
*Fidelity Contrafund	47,599,408
*Fidelity Large-Cap Value	2,377,074
*Fidelity Freedom 2045 Fund	622,091
*Fidelity Freedom 2050 Fund	570,668
American Fund Fundamental Investors R5	1,228,425
American Beacon Fund Large-Cap Value	2,452,565
Goldman Sachs Mid-Cap Value	2,181,632
*Sigma-Aldrich Company Stock Fund	23,143,286
*Participant Loans (range of interest rates 4.5% – 10.0%)	5,610,415

$292,624,596

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Mike Hollenkamp
Mike Hollenkamp, Director of Global Treasury

June 27, 2008

EXHIBIT INDEX

Exhibit
23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace LLC